Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

February 20, 2014

VIA EDGAR CORRESPONDENCE

Ms. Ashley Vroman-Lee

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (File Nos. 033-02659, 811-04556)

Transamerica Series Trust (File Nos. 033-00507, 811-04419)

Transamerica Partners Portfolios (File Nos. 811-08272)

Transamerica Partners Funds Group (File Nos. 033-61810, 811-07674)

Transamerica Partners Funds Group II (File Nos. 333-00295, 811-07495)

(each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. Vroman-Lee,

On behalf of the Registrants, we are filing this letter to respond in writing to the Staff’s comments on the preliminary filing of the Notice of Meeting, Proxy Statement, and Form of Proxy Card (collectively, the “Proxy Statement”) (Accession Numbers: 0001193125-13-470096, 0001193125-13-470095, 0001193125-13-470101, 0001193125-13-470098 and 0001193125-13-470100, respectively) with the Securities and Exchange Commission (the “Commission”) on December 11, 2013 relating to Transamerica Partners Balanced Portfolio, Transamerica Multi-Managed Balanced, Transamerica Partners Core Bond, Transamerica Multi-Managed Balanced VP and Transamerica Partners High Yield Bond Portfolio (each, a “Fund” and collectively, the “Funds”), each a series of a Registrant. The Staff’s comments were conveyed to the Registrants by telephone on December 19, 2013.

The Staff noted that all comments given applied individually to each of the Funds, as applicable.

Below are the Staff’s comments on the Proxy Statement with respect to the Funds and the Registrants’ responses thereto.

1.	Comment: Please confirm that all omitted, blank or missing information will be included in the Definitive Proxy Statement filing.

Response: The Registrants so confirm.

2.	Comment: Please confirm that all brackets throughout the documents will be removed prior to filing the Definitive Proxy Statement.

Response: The Registrants so confirm.

3.	Comment: Please redefine Aegon USA Investment Management, LLC (“AUIM”) in each separate document within the Proxy Statement to avoid shareholder confusion.

Response: The Registrants have made revisions consistent with the Staff’s comment.

4.

Comment: Please provide supplementally the total cost that Transamerica Asset Management, Inc. (“TAM”), the Funds’ investment adviser, will bear with respect to the Proxy Statement. Please explain how the Registrants’ board of directors (the “Board” or “Board Members”) arrived at this dollar amount or split with the Funds.

Response: TAM will bear $150,000 of the costs related to the Proxy Statement. The Registrants note that this amount represents an even split of the proxy-related costs of $300,000 with the Funds. Based on TAM’s recommendation, the Board concluded that this arrangement would be fair and equitable to both TAM and the Funds, each of which are expected to benefit as a result of the proposals. As noted in the “Questions and Answers” section of the Proxy Statement, the Funds’ portion of the costs will be allocated pro rata on the basis of net assets, except when direct costs can reasonably be attributed to particular Funds.

5.

Comment: Rather than stating “the new sub-adviser,” please state the name of the sub-adviser, using either “Aegon USA Investment Management, LLC” or, if previously defined in the section, the term “AUIM.”

Response: The Registrants have made revisions consistent with the Staff’s comment.

6.	Comment: Please explain the purpose of the following paragraph, or consider removing it entirely:

“Other series of TPFG and TPFG II (the “Asset Allocation Funds”) and the Transamerica Asset Allocation Variable Funds (“TAAVF”) invest in a three-tiered fund-of-funds structure. The Asset Allocation Funds invest in securities through the Feeder Funds, and the TAAVF funds invest through subaccounts of Transamerica Partners Variable Funds, a segregated account of TFLIC organized as a unit investment trust. The Feeder Funds and the Transamerica Partners Variable Funds in turn invest through the Master Portfolios.”

Response: The Registrants have removed the paragraph from the Joint Proxy Statement.

7.

Comment: Pursuant to Item 22(c)(1)(iii) of Schedule 14A, please disclose the aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Funds to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year, if any.

Response: The Registrants have made revisions consistent with the Staff’s comment.

8.

Comment: Pursuant to Item 22(c)(1)(i) of Schedule 14A, please state the date of the contract and the date on which it was last submitted to a vote of security holders of each Fund, including the purpose of such submission and briefly describe the terms of the contract, including the rate of compensation of the investment adviser.

Response: The Registrants have made revisions consistent with the Staff’s comment.

9.

Comment: Pursuant to Item 22(c)(1)(v) of Schedule 14A, please describe any action taken with respect to the investment advisory contract since the beginning of each Fund’s last fiscal year by the Board.

Response: The Registrants have made revisions consistent with the Staff’s comment.

10.

Comment: Pursuant to Item 22(c)(13) of Schedule 14A, please disclose for the most recently completed fiscal year the aggregate amount of commissions paid to any affiliated broker, and the percentage of each Fund’s aggregate brokerage commissions paid to any such affiliated broker, if any.

Response: The Registrants have made revisions consistent with the Staff’s comment.

11.

Comment: Pursuant to Item 22(c)(14) of Schedule 14A, please disclose the amount of any fees paid by each Fund to the investment adviser, its affiliated persons or any affiliated person of such person during the most recent fiscal year for services provided to the Fund - other than under the investment advisory contract or for brokerage commissions, if any. Please further state whether such services will continue to be provided after the sub-advisory agreement is approved.

Response: The Registrants have made revisions consistent with the Staff’s comment.

12.	Comment: Please confirm that AUIM will be paid based on the percentage of each Fund’s portfolio assets it will manage as opposed to the entire assets of the Fund.

Response: The Registrants so confirm.

13.

Comment: The Staff noted that in the “Board Considerations” section for each proposal in the Joint Proxy Statement, that the Board had conducted a full review of the AUIM as a sub-adviser to other Transamerica mutual funds in June 2013. Please confirm whether BlackRock was also reviewed and found to be qualified at that meeting. If BlackRock was found to be so qualified, please state such and further explain the Board’s rationale for the termination of BlackRock.

Response: The Registrants confirm that, at the June 2013 meeting of the Boards, the Board Members reviewed and approved the sub-advisory agreement with BlackRock. At that time, TAM reported to the Board that the Funds sub-advised by BlackRock were being monitored in light of recent portfolio management changes. As set forth in the Funds’ annual contract renewal disclosure pursuant to Section 15(c) of the Investment Company Act of 1940, as amended, the Board Members noted the recent changes to BlackRock’s portfolio management team and agreed to continue to monitor the performance of the Funds.

Based on TAM’s recommendation at an October 2013 meeting of the Boards, the Board Members determined that the approval of AUIM as sub-adviser is in the best interests of the Funds and their shareholders. In making this determination, the Board Members considered the factors described in the “Board Considerations” section of the Proxy Statement, including the recent changes to BlackRock’s portfolio management team. In addition, the Board noted that the AUIM investment strategy performed more favorably than the Funds sub-advised by BlackRock.

14.

Comment: Please explain how the change in sub-adviser is in the best interest of Funds’ shareholders if the fees to TAM are remaining the same and the Staff also requested clarification of the current disclosure.

Response: The Registrants note that the Joint Proxy Statement discloses the Board’s consideration of the following changes: (i) one or more additional breakpoints would be added to the advisory fee schedules payable by the Transamerica Partners Core Bond Portfolio and the Transamerica Partners High Yield Bond Portfolio and (ii) the advisory fee rates payable by the Transamerica Multi-Managed Balanced Portfolio and the Transamerica Multi-Managed Balanced VP would each be reduced. The proposed advisory and sub-advisory fees were one of many factors the Board Members considered in determining that the approval of AUIM as sub-adviser is in the best interests of shareholders.

In addition, the following sentence has been added after the second sentence of the “Investment Performance” section of the “Board Considerations” in the Joint Proxy Statement: “, and noted that TAM believes that the replacement of the sub-adviser should enhance the investment performance of the Portfolio.”

15.

Comment: The Staff noted that the Board Members, including a majority of the independent Board Members, found that the change in sub-adviser to AUIM is in the best interests of each Fund and its shareholders and does not involve a conflict of interest from which TAM or AUIM derive an inappropriate advantage. Please detail the controls that are in place to ensure no conflicts of interest exist.

Response: As a fiduciary, TAM seeks to ensure that that a sub-adviser change is in the best interest of the portfolio and its shareholders. TAM has adopted policies and procedures to identify and prevent conflicts of interest and utilizes a robust sub-adviser monitoring and selection process in which all potential sub-advisers go through a rigid screening process. Before a change is made to remove a sub-adviser from a particular portfolio, many factors are considered including assessment if there have been any compliance or legal violations, whether there have been departures of any key investment professionals, significant organizational changes, and underperformance over several quarters. If removal is determined to be in the best course of action, an extensive search is conducted to identify possible candidates. If an affiliate is identified as providing the best possible option, before the final decision is made, with additional scrutiny provided when changing to an affiliate, the Investment Management Committee (the “Committee”), composed of the head of each business unit, meets to review the finding of the due diligence conducted by multiple groups including legal, compliance, and investment management. Based upon the Committee’s assessment of a variety of factors, including the compliance program, the performance of the strategy, and the competitive nature of the fees, approval is provided to move forward (or not) to present to the Funds’ Board. If approved, TAM provides the Funds’ Board, including a majority of the Board Members who are not interested persons of the Funds (“Independent Board Members”) with a detailed memorandum that outlines the sub-advisers capabilities, fee comparison between peers and performance comparisons. In addition, when a sub-adviser change is proposed to move to an affiliated sub-adviser, the relevant Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board’s minutes, that the change is in the best interests of the portfolio and the portfolio shareholders and does not involve a conflict of interest from which TAM or the affiliated sub-adviser derives an inappropriate advantage. Finally, under exemptive relief granted by the SEC (Release No. IC-23379, dated Aug. 5, 1998), TAM cannot enter into a sub-advisory agreement with an affiliated sub-adviser without the sub-advisory agreement, including the compensation to be paid under the agreement, being approved by the portfolio shareholders.

16.

Comment: The Staff noted that the “Board Considerations” section of the Proxy Statement includes the statement “A discussion followed that included additional consideration of these and other matters.” Please explain what “additional considerations” were deliberated on by the Board and, if material, please detail such matter. If they were not material, please clarify the current disclosure.

Response: The Registrants note that the current disclosure provides a discussion of the material factors that formed the basis for the Board’s recommendation that shareholders approve the sub-advisory agreement. Accordingly, the Registrants have revised the statement as follows: “A discussion followed that included consideration of these and other matters.”

17.

Comment: The Staff noted that the “Board Considerations” section of the Proxy Statement states that “In evaluating the nature, extent and quality of the services to be provided by AUIM under the New Sub-Advisory Agreement, the Board considered, among other things, information and assurances provided by TAM and AUIM as to the operations, facilities, organization and personnel of AUIM, the anticipated ability of AUIM to perform its duties under the New Sub-Advisory Agreement, and the anticipated ability of AUIM to implement the investment strategies of the Portfolio.” Please explain what “assurances” were provided by TAM and AUIM to the Board Members.

Response: The Registrants note that, in connection with the June 2013 meeting at which the Board approved AUIM as sub-adviser to other Transamerica mutual funds, the Board Members received from TAM and AUIM such information as they deemed reasonably necessary to evaluate the New Sub-Advisory Agreement, including information about AUIM’s operations, office facilities, organization, employees and personnel structure, computer systems and software and disaster recovery program. The Board Members also considered TAM’s representation that AUIM is an experienced and respected asset management firm that TAM believes has the capabilities, resources and personnel necessary to provide advisory services to the Funds.

In response to this comment, the Registrants have revised the statement in the Proxy Statement as follows: “In evaluating the nature, extent and quality of the services to be provided by AUIM under the New Sub-Advisory Agreement, the Board considered, among other things, information provided by TAM and AUIM regarding AUIM’s operations (including research and trading), facilities, organization and personnel of AUIM, AUIM’s ability to use its resources effectively in performing its duties under the New Sub-Advisory Agreement, and AUIM’s capabilities in implementing the investment strategies of the Portfolio.”

18.

Comment: The Staff noted that the “Fall-Out Benefits” subsection of the “Board Considerations” section of the Proxy Statement that the Board had taken into consideration the character of “other incidental benefits” received by AUIM, including the potential for increased visibility in the marketplace as a result of AUIM’s relationship with the Portfolio, when approving the agreement. Please expand this disclosure to further discuss and elaborate on the “other incidental benefits.”

Response: The Registrants note that AUIM is not expected to receive any incidental benefits other than the potential for increased visibility in the marketplace as a result of AUIM’s relationship with the Portfolio. Accordingly, the Registrants have revised “other incidental benefits” in the “Fall-Out Benefits” section of the “Board Considerations” of the Proxy Statement to read “any incidental benefits.”

19.

Comment: Please explain supplementally if AUIM will only replace BlackRock as the sub-adviser as it relates to Proposal 3 and Proposal 4. Please indicate what percentage of each portfolio AUIM will manage.

Response: For Transamerica Partners Balanced Portfolio, Transamerica Multi-Managed Balanced, and Transamerica Multi-Managed Balanced VP, AUIM will replace BlackRock as a sub-adviser to each Fund, and JPMorgan will remain as a sub-adviser to each Fund. AUIM and JPMorgan will each manage 50% of each Fund’s respective assets. For Transamerica Partners High Yield Bond, AUIM will sub-advise 100% of the Fund as Eaton Vance is currently the Fund’s only sub-adviser.

20.	Comment: Please confirm that all tables included in this filing are not cut off and legible. It appears that certain tables appear to be cut-off in the EDGAR filing.

Response: The Registrants so confirm.

21.

Comment: In the “Annual and Semi-Annual Reports” section of the Proxy Statement, please provide the address of the person to whom a request by a shareholders to obtain free copies of the Annual and Semi-Annual Reports shall be directed, pursuant to Item 22(a)(3)(iii) of Schedule 14A.

Response: The Registrants have made revisions consistent with the Staff’s comment.

22.

Comment: Pursuant to Item 22(a)(3)(v) of Schedule 14A, please disclose any purchases or sales of securities of AUIM or its parents, or subsidiaries of either, since the beginning of the most recently completed fiscal year by any Board Member.

Response: The Registrants believe the current disclosure is consistent with the requirements of Schedule 14A.

23.

Comment: The Staff noted that variable annuity funds cannot rely on “Notice and Access” for proxy delivery. The Staff requested confirmation that full copies of the proxy will be provided to such shareholders.

Response: The Registrants acknowledge that the variable annuity funds cannot rely on “Notice and Access” and will be mailed of the Joint Proxy Statement.

The Registrants acknowledges that, with respect to filings made by each Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1825 with any questions.

Very truly yours,

/s/ T. Gregory Reymann, II
T. Gregory Reymann, II
Vice President and Assistant General Counsel